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Lawrence R. Hamilton
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lhamilton@mayerbrown.com

June 21, 2010
VIA EDGAR
Mr. Christian T. Sandoe Senior Counsel Securities and Exchange Commission 100 F Street N.E. Washington, D.C. 20549
Re:	DNP Select Income Fund Inc. (the “Fund”) File Number 811-04915 Post-Effectve Amendment No. 58 to Registration Statement on Form N-2 filed April 28, 2010

Dear Mr. Sandoe:

This letter is submitted supplementally to respond on a point-by point basis to the Staff’s comments on Post-Effective Amendment No. 58 to the Fund’s Registration Statement on Form N-2 filed on April 28, 2010. Each of the Staff’s comments is set forth below and is followed by the Fund’s response.

Item 3.1 – Fee Table and Synopsis (Pages 2-3)

Comment:  Please revise the fee tables to eliminate the references to pro forma data.  Form N-2 makes no provision for presenting a separate set of pro forma data.  It requires the registrant to present its best estimate of the costs and expenses that the investor will bear directly or indirectly.

Response:  Post-Effective Amendment No. 59 to the Fund’s Registration Statement on Form N-2, which is filed herewith, includes a single set of expense data in Item 3.1, representing the Fund’s best estimate of the costs and expenses that the investor will bear directly or indirectly.

In addition, the discussion of the Fund’s investment advisory agreement and administration agreement has been updated to reflect the approval by the Fund’s shareholders of the amended and restated investment advisory agreement at the annual shareholder meeting on May 5, 2010. The amended and restated investment advisory agreement and administration agreement are attached to the filing as exhibits.  Also attached as an exhibit is a copy of articles of amendment to the Fund’s charter, reflecting shareholder approval of an increase in the number of authorized shares of stock.

Other changes from Amendment No. 59 are the following:

•	Certain numerical figures that were presented in Amendment No. 58 as of April 16, 2010 have been updated and presented in Amendment No. 59 as of June 15, 2010.

•	Certain biographical information about directors has been revised to reflect the reelection of the directors who were up for election at the annual meeting and other minor updates.

•	Disclosure has been added regarding Alan M. Meder, who was appointed as Assistant Treasurer and Assistant Secretary of the Fund on May 5, 2010.

General Comment

Comment:  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Response:  The Fund acknowledges that (i) the Fund and its management are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff; (ii) staff comments on the filings, or changes in disclosure in response to staff comments on the filings, do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Fund may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Any questions or comments regarding the above responses or Post-Effective Amendment No. 59 to the Fund’s Registration Statement on Form N-2 should be directed to either Lawrence R. Hamilton at (312) 701-7055 or John Sagan at (312) 701-7123.

Thank you for your attention to this correspondence.

             Very truly yours,

             /s/ Lawrence R. Hamilton

             Lawrence R. Hamilton

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